Mail Stop 4561

October 1, 2008

Ms. Stacy Josloff
Chief Executive Officer
INCA Designs, Inc.
976 Lexington Avenue
New York, NY 10021

> **Re:** **INCA Designs, Inc.**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2007**
> **Filed September 23, 2008**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2008**
> **Filed August 19, 2008**
> **File No. 000-26257**

Dear Ms. Josloff:

We have reviewed your response letter dated August 18, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB/A for Fiscal Year Ended December 31, 2007

Item 8A(T). Controls and Procedures

Evaluation of Disclosure Controls and Procedures

1. We note that in your Form 10-KSB/A filed on September 23, 2008, you conclude that your disclosure controls and procedures were ineffective, but your conclusion is based on a definition of disclosure controls and procedures in terms that are more limited in scope than the definition of "disclosure controls and procedures" in Exchange Act Rule 13a-15(e). Please confirm that in future filings you will

conform your disclosure to that included in your Form 10-KSB/A filed August 18, 2008, or you will include the full definition of disclosure controls and procedures described in Exchange Act Rule 13a-15(e).

Form 10-Q for Fiscal Quarter Ended June 30, 2008

Exhibit 31.1 and 31.2

2.   We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please amend your filing to revise these certifications to include the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 or me at (202) 551-3408 if you have any questions regarding the above comments.

Sincerely,

Christine Davis
Assistant Chief Accountant